FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: February 2, 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release
Alcatel reports strong fourth quarter in 2005 and full year
net income at Euro 930 million, up 61%
Fourth quarter financial highlights:
•	Sales up 7.6% yoy at Euro 4,094 million

•	Operating profit at Euro 541 million, a 13.2% operating margin

•	Net income (group share) at Euro 344 million, EPS at Euro 0.25

•	Net cash position at Euro 1.5 billion, a Euro 1.0 billion sequential improvement
Full year financial highlights:
•	Sales up 7.3% at Euro 13,135 million

•	Operating profit at Euro 1,189 million, a 9.1% operating margin

•	Net income (group share) at Euro 930 million, EPS at Euro 0.68

•	A proposal for a dividend payment of Euro 0.16 at next Shareholders’ Meeting on June 1, 2006
Paris, February 2, 2006 — Alcatel’s Board of Directors (Paris: CGEP.PA and NYSE: ALA) reviewed and approved fourth quarter and full year 2005 results. Fourth quarter sales were up by 7.6% at Euro 4,094 million compared with Euro 3,806 million (up 5.9% at constant Euro/Dollar exchange rate) in the same period last year. The gross margin was 34.8%. Operating profit amounted to Euro 541 million, a 13.2% operating margin. Net income (group share) for the quarter was registered at Euro 344 million or a diluted EPS of Euro 0.25 per share (USD 0.30 per ADS), which included capital gains on operational assets of Euro 0.02 per share.
For full year 2005, sales amounted to Euro 13,135 million, a 7.3% increase compared to 2004. At a constant Euro/Dollar exchange rate, sales increased by 8.0%. The gross margin for full year 2005 was 35.3%. Operating profit was registered at Euro 1,189 million, a 9.1% operating margin. Net income (group share) amounted to Euro 930 million or a diluted EPS of Euro 0.68 per share (USD 0.80 per ADS), which included capital gains on operational and financial assets of Euro 0.17 per share.

Key Figures	Fourth Qtr	Fourth Qtr	Third Qtr	Full Year	Full Year
In Euro million except for EPS	2005	2004	2005	2005	2004
Profit & Loss
Net Sales	4,094	3,806	3,289	13,135	12,244
Operating Profit	541	466	278	1,189	1,179
Income from operating activities	464	187	392	1,139	707
Net income (group share)	344	7	266	930	576
EPS Diluted (in Euro)	0.25	0.00	0.19	0.68	0.42
E/ADS* (In USD)	0.30	0.00	0.22	0.80	0.50
Number of shares (billion)	1.38	1.36	1.38	1.38	1.36

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon euro/dollar buying rate of USD1.18 as of December 30, 2005.

Serge Tchuruk, Chairman and CEO, summarized the Board’s observations:
“Alcatel has turned in a record fourth quarter, with revenues and profitability at significant levels and a strengthened net cash position of Euro 1.5 billion resulting from a strong free cash flow generation of Euro 0.9 billion. By mid year 2005, we saw a turnaround in our wireline business due to the success of our triple play strategy coupled with a breakthrough in our IP carrier data solutions. In addition, we registered continued expansion in our wireless business fuelled by our radio multi standard product strategy, which is well aligned with market trends, and a very efficient R&D program. In 2005 we grew our carrier business by over 10%, outpacing the market growth. In our private business, trends were mixed with a weakness in our satellite business while momentum grew both in enterprise and in the vertical markets.
Our good performance in 2005 will allow Alcatel to resume remunerating its shareholders. We are pleased to announce that the Board of Directors will propose to pay a dividend of Euro 0.16 for 2005 at the Annual Shareholders’ Meeting on June 1st, 2006.”
Outlook
“We anticipate that the carrier market will continue to grow in the mid single digit range for the full year 2006. The wireline market should accelerate with the deployment of IPTV services and the transformation of carrier networks towards IP. The wireless market growth rate will most probably slow down compared to last year, and will be focused on emerging market needs and new applications across all geographical regions. Rate of growth going into the year will depend on the regulatory outcome for fiber deployments, 3G deployments in China, and the take-up rate of IP carrier network transformation. Enterprise IP Telephony and vertical markets should also continue to present opportunities particularly in the Transport, Energy and Defence sectors.
Concerning Alcatel’s business, we expect to see the good dynamics of year end 2005 to continue into the first quarter of 2006, with year over year revenue growth above 10%. Overall, with the currently limited visibility beyond mid-year, we expect a lower growth rate for the second half compared to the first half, but feel confident that our revenues should outpace the carrier market growth for the full year 2006.
In terms of full year operating profitability, we anticipate a slight improvement in the operating margin for full year 2006, taking into account continuing competitive pressure in some markets. We also expect to improve free cash flow for the full year.”

Segment Breakdown	Fourth Qtr	Fourth Qtr	Third Qtr	Full Year	Full Year
In Euro million	2005	2004	2005	2005	2004
Sales
Fixed Communications	1,720	1,531	1,282	5,213	5,125
Mobile Communications	1,257	1,091	1,092	4,096	3,313
Private Communications	1,161	1,219	928	3,918	3,946
Other & Eliminations	(44)	(35)	(13)	(92)	(140)

Total	4,094	3,806	3,289	13,135	12,244

Income from Operations
Fixed Communications	288	179	121	579	576
Mobile Communications	139	149	116	436	418
Private Communications	117	107	64	274	267
Other & Eliminations	(3)	31	(23)	(100)	(82)

Total	541	466	278	1,189	1,179

Note: The following comments are based on year on year comparisons.
Fourth Quarter Business Update
Fixed communications
Fourth quarter revenues increased by 12.3% to Euro 1,720 million compared with Euro 1,531 million in the same period last year. Revenues were strong in the access, optical, and IP carrier data activities. The access division recorded a historical high in DSL volume shipments at 6.7 million lines, bringing the cumulative total to 21.6 million lines for the full year, a 10% increase. The IP DSLAM product family continues to grow and represents a significant portion of lines shipped with over 60 customers to-date. Growth in access has been driven by the DSL replacement market as well as the increasing demand for video over the carrier network. The increase in the optics business continues to be driven by the new submarine projects as well as sustained demand in the terrestrial metro sector coming from the preparation for deployment of triple play services. The IP division turned in a very robust performance with the IP routing business gaining significant market share with over 100 customers and 5,000 systems shipped to-date and continued to more than offset the slight, anticipated decline in the MSWAN ATM based technology. The NGN/IMS business continued to record good momentum during the quarter, registering a win in Europe with the newly launched combined fixed/mobile application server for presence based services. The segment’s growth was partially offset by the continuing decline in TDM voice switching.
Operating profit amounted to Euro 288 million, representing a 16.7% operating margin, with significant contributions from all business divisions and an especially strong performance from the access, optical and IP carrier data businesses.

Mobile communications
Fourth quarter revenue increased by 15.2% to Euro 1,257 million compared with Euro 1,091 million in the same period last year. Strong growth in radio continued in hybrid 2G/3G with market share gains in the emerging markets of Africa, the Middle East, and Southeast Asia where subscriber demand for basic voice services remain strong. In the 3G sector, Alcatel’s HSDPA technology has been well accepted by customers and trials are ongoing in developed countries. The NGN/IMS mobile core business recorded a good level of revenue during the quarter with its call server now performing well in live high traffic conditions in North America, where a record-setting 10 billion calls have been handled by the server. New customers were recorded during the quarter, in particular in Russia and Indonesia. Mobile applications continued to grow with a focus on converged pre and post paid payment solutions and User Centric Applications (video, music). To date, Alcatel solutions are enabling 20% of video mobile users on a worldwide basis.
Operating profit amounted to Euro 139 million, representing an 11.1% operating margin, with double digit margins maintained despite the intensely competitive pricing environment.
Private communications
Fourth quarter revenue decreased by 4.8% to Euro 1,161 million compared with Euro 1,219 million in the same period last year. Growth was robust in the enterprise and vertical market businesses. The Enterprise activity continued to grow its IP telephony with a particular focus on small businesses, and particularly in Europe. The voice XML portal business turned in a solid performance and a new company was acquired in Brazil to support Genesys’ future momentum. Good growth was also recorded in the transport domain for rail security and control systems. The integration and services activity turned in a good performance, driven by new opportunities in some vertical markets, such as transport and energy. The satellite business decrease more than offset the growth in all other business divisions. This decline resulted from a low 2004 order backlog and delays in the 2005 order intake, in both commercial and institutional space programs. During the quarter, a new Chinese commercial satellite was booked and the official launch of the Galileo program by the European Space Agency took place.
Operating profit amounted to Euro 117 million, representing a 10.1% operating margin. Operating margins in the enterprise and vertical market businesses were above the segment’s average.
*      *      *      *      *      *      *
The Board of Directors will propose to the Annual Shareholders Meeting on June 1st, 2006 to pay a dividend of Euro 0.16 to shareholders for 2005.
*      *      *      *      *      *      *
Alcatel will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel.com/4q2005/ or http://www.alcatel.fr/4q2005.

Fourth quarter 2005 results (historical results restated)
Consolidated Income Statement:
➢	Revenues: Euro 4,094 million vs. Euro 3,806 million Q4 04 (up 7.6%) and vs. Euro 3,289 million sequentially

➢	Geographical distribution of revenues:
W. Europe: 42%

North America: 15%

Asia: 14%

RoW: 29%
➢	Gross margin: 34.8% (35.8% for Q4 04)

➢	Selling, general and administration (“SG&A”) costs: Euro (489) million (11.9% of sales)

➢	Research and development (“R&D”) expenses: Euro (396) million (9.7% of sales)

➢	Operating profit: Euro 541 million, an 13.2% operating margin

➢	Income from operating activities: Euro 464 million and included
•	Share-based payment at Euro (14) million

•	Restructuring at Euro (63) million
➢	Income from continuing operations: Euro 346 million and included:
•	Net financial costs of Euro (3) million

•	Income Tax at Euro (115) million
➢	Net Income (Group share): Euro 344 million

➢	Diluted EPS: Euro 0.25 [USD0.30 per ADS] based on an average of 1.38 billion shares
BALANCE SHEET ITEMS:
➢	Operating working capital: Euro 862 million, 6.6% of last 12 months revenues

➢	Cash and equivalents and marketable securities: Euro 5,150 million

➢	Net Cash: Euro 1.5 billion

FY 2005 results (historical results restated)
Consolidated Income Statement:
➢	Revenues: Euro 13,135 million vs. Euro 12,244 million in 2004 (up 7.3%)

➢	Geographical distribution of revenues:
W. Europe: 41%

North America: 14%

Asia: 15%

RoW: 30%
➢	Gross margin: 35.3% (37.7% for 2004)

➢	Selling, general and administration (“SG&A”) costs: Euro (2,000) million (15.2% of sales)

➢	Research and development (“R&D”) expenses: Euro (1,443) million (11.0% of sales)

➢	Operating profit: Euro 1,189 million, an 9.1% operating margin

➢	Income from operating activities: Euro 1,139 million and included
•	Share-based payment at Euro (69) million

•	Restructuring at Euro (110) million

•	Disposal of consolidated activities Euro 129 million
➢	Income from continuing operations: Euro 984 million and included:
•	Net financial loss of Euro (50) million

•	Net loss from equity affiliates at Euro (14) million

•	Income Tax at Euro (91) million

➢	Net Income (Group share): Euro 930 million

➢	Diluted EPS: Euro 0.68 [USD0.80 per ADS] based on an average of 1.38 billion shares
BALANCE SHEET ITEMS:
➢	Operating working capital: Euro 862 million, 6.6% of last 12 months revenues

➢	Cash and equivalents and marketable securities: Euro 5,150 million

➢	Net Cash: Euro 1.5 billion
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com
Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to first quarter and full year 2006 revenue, gross margin, operating profit and earnings per share (EPS) (ii) the benefits to Alcatel in 2006 from its improvements in product costs and restructuring efforts, (iii) improvements in margins from new technologies, and (iv) benefits that will result from strategic partnerships, acquisitions and divestitures. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations), and uncertainties in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on sales and income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Alcatel Press Contacts

Régine Coqueran	Tel : + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Alcatel Investor Relations

Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com
Upcoming Events / Announcements

April 27	First quarter earnings announcement
June 1	Annual Shareholders’ Meeting
June 22	Analyst Day
July 27	Second quarter earnings announcement
October 25	Third quarter earnings announcement